EXHIBIT 14.1

                            CLEARSTORY SYSTEMS, INC.
                                 CODE OF ETHICS

      The commitment to honesty and integrity by ClearStory Systems, Inc.'s ("ClearStory") Directors and officers, including ClearStory's Chief Executive Officer, Chief Financial Officer and Controller and employees is fundamental to the Director's, officer's or employee's role in preserving and protecting shareholders' interests. Each Director, officer and employee shall at all times exhibit high standards of integrity and ethical behavior and shall adhere, to the best of his or her ability, to the provisions of ClearStory's Code of Ethics (the "Code") as set forth below:

      a. To act with and promote the highest standards of honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, and disclose to the Audit Committee of the Board of Directors any material transaction or relationship that might reasonably appear to give rise to such a conflict;

      b. To ensure that ClearStory's reports filed with, or submitted to, the Securities and Exchange Commission or released to the public contain full, fair, accurate, timely and understandable disclosures that fairly present ClearStory's financial condition; and

      c. To comply with securities laws, rules and regulations and all other laws, rules or regulations applicable to ClearStory and the operation of its business.

      Each Director, officer and employee is expected to adhere to this Code at all times. Any violation of this Code must be promptly disclosed to the Chief Financial Officer, or to the Controller, as appropriate. If desired, any person may choose to remain anonymous in reporting any possible violation of this Code and no person shall be subject to retaliation for any report made in good faith. The Chief Financial Officer or to the Controller, as appropriate, will investigate all claims of violations and report any violation to the Audit Committee of the Board of Directors.

      If an alleged violation of this Code has been reported to it, the Audit Committee shall determine whether that violation has occurred and, if so, shall determine the disciplinary measures to be taken against any Director, officer or employee who has violated this Code. The disciplinary measures, which may be invoked at the discretion of the Audit Committee, include, but are not limited to, counseling, oral or written reprimands, suspensions or demotions, termination of employment or other action.

      The Audit Committee of the Board of Directors shall have the sole discretionary authority to approve any deviation or waiver from this Code. Any change of this Code, or any waiver and the grounds for such waiver for a Director, senior financial officer or other executive officer, must be promptly publicly disclosed in the manner specified by the Securities and Exchange Commission.